UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in the manner and for the purposes of CVM Instruction No. 358/2002, as amended, hereby informs its shareholders and the market in general that its Board of Directors, in a meeting held on this date, approved the election of Mr. Christian Mauad Gebara to the role of Chief Executive Officer, replacing Mr. Eduardo Navarro de Carvalho. The term of the Chief Executive Officer now elected shall begin on January 1st, 2019, in complement to the current term.

The Board of Directors also approved the indication of Mr. Christian Mauad Gebara to the role of Member of the Board of Directors vacant since the Extraordinary Shareholders’ Meeting held on November 30, 2018. The term of the Member of the Board of Directors now elected shall begin on January 1st, 2019, in complement to the current term. Mr. Eduardo Navarro de Carvalho will remain as the Chairman of the Board of Directors of the Company.

On January 1st, 2019, Mr. Christian Mauad Gebara will take over the position of Chief Executive Officer, and from then on the Company's Board of Executive Officers will be composed by: (i) Christian Mauad Gebara, Chief Executive Officer; (ii) David Melcon Sanchez-Friera, Chief Financial Officer and Investor Relations Officer; and (iii) Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer.

The Company thanks Mr. Eduardo Navarro de Carvalho for the relevant services rendered in the performance of said position, wishing continuous success in his new endeavors at Telefónica Group, also wishing the best of success to Mr. Christian Mauad Gebara in his new challenges to be undertaken.

São Paulo, December 12, 2018.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available at www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 12, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director